Exhibit 99.1

MICROALGO INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
	AUDITED
ASSETS

CURRENT ASSETS
Cash and cash equivalents	317,212,066	433,416,702	60,815,050
Short-term investments	18,411,162	41,730,060	5,855,371
Accounts receivable, net	23,011,758	21,578,401	3,027,783
Prepaid services fees	48,495,817	56,074,863	7,868,168
Other receivables and prepaid expenses	1,156,281	4,957,292	695,584
Due from Parent	-	207,114,202	29,061,318
Total current assets	408,287,084	764,871,520	107,323,274

NON-CURRENT ASSETS
Property and equipment, net	749,952	586,008	82,226
Cost method investments	97,062	97,062	13,619
Prepaid expenses and deposits	25,600	16,536	2,320
Deferred tax assets	987,848	55,723	7,819
Operating lease right-of-use assets	372,713	1,159,390	162,680
Total non-current assets	2,233,175	1,914,719	268,664
Total assets	410,520,259	766,786,239	107,591,938

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	20,932,927	14,221,819	1,995,541
Advance from customers	10,372,767	13,684,825	1,920,192
Other payables and accrued liabilities	21,242,685	21,260,163	2,983,127
Other payables – related party	18,465,025	1,092,774	153,333
Bank loans	13,500,000	17,854,286	2,505,232
Operating lease liabilities	279,510	683,618	95,922
Convertible notes payable	-	145,743,060	20,450,000
Taxes payable	522,843	669,839	93,988
Total current liabilities	85,315,757	215,210,384	30,197,335

NON-CURRENT LIABILITIES
Operating lease liabilities – noncurrent	-	403,330	56,593
Total non-current liabilities	-	403,330	56,593
Total liabilities	85,315,757	215,613,714	30,253,928

MICROALGO INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
	AUDITED
COMMITMENTS AND CONTINGENCIES (refer to Note 16)

SHAREHOLDERS’ EQUITY
Ordinary shares[1] (USD 0.01 par value, 200,000,000 shares authorized, 5,160,671 and 17,359,442 shares issued and outstanding as of December 31, 2023, and June 30, 2024, respectively)	365,515	1,231,962	172,863
Additional paid-in capital	439,776,100	640,608,913	89,887,315
Retained earnings	(77,156,553)	(60,896,889)	(8,544,773)
Statutory reserves	13,134,098	13,134,098	1,842,917
Accumulated other comprehensive (loss)	(54,712,520)	(52,620,358)	(7,383,448)
Total shareholders’ equity	321,406,640	541,457,726	75,974,874

NONCONTROLLING INTERESTS	3,797,862	9,714,799	1,363,136

Total equity	325,204,502	551,172,525	77,338,010

Total liabilities and shareholders’ equity	410,520,259	766,786,239	107,591,938

[1]	The previous period results have been adjusted for the share consolidation effective on March 22, 2024.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MICROALGO INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ending June 30,
	2023	2024	2024
	RMB	RMB	USD
OPERATING REVENUES
Services	253,706,643	290,441,871	40,753,476
Products	9,935,513	-	-
Total operating revenues	263,642,156	290,441,871	40,753,476

COST OF REVENUES	(183,095,184)	(202,960,891)	(28,478,544)

GROSS PROFIT	80,546,972	87,480,980	12,274,932

OPERATING EXPENSES
Selling expenses	(1,237,770)	(1,144,892)	(160,646)
General and administrative expenses	(7,638,938)	(7,820,313)	(1,097,311)
Research and development expenses	(92,239,461)	(75,820,156)	(10,638,738)
Total operating expenses	(101,116,169)	(84,785,361)	(11,896,695)

(LOSS)/INCOME FROM OPERATIONS	(20,569,197)	2,695,619	378,237

OTHER (EXPENSE)/INCOME
Gain on disposal of subsidiaries, related party	-	1,416,187	198,713
Investment (loss)/income	(23,025,499)	15,187,594	2,131,054
Interest income	1,251,127	4,368,649	612,989
Finance expenses, net	(225,537)	(468,189)	(65,694)
Other income/(expense), net	611,158	(55,262)	(7,754)
Total other (expense)/income, net	(21,388,751)	20,448,979	2,869,308

(LOSS)/INCOME BEFORE INCOME TAXES	(41,957,948)	23,144,598	3,247,545

PROVISION FOR INCOME TAXES
Current	(52,912)	(35,872)	(5,033)
Deferred	-	(932,125)	(130,792)
Total provision for income tax	(52,912)	(967,997)	(135,825)

NET (LOSS)/INCOME	(42,010,860)	22,176,601	3,111,720

Less: Net (loss)/income attributable to non-controlling interests	(4,937,217)	5,916,937	830,238

NET (LOSS)/INCOME ATTRIBUTABLE TO MICRO ALGO INC.	(37,073,643)	16,259,664	2,281,482

NET (LOSS)/INCOME	(42,010,860)	22,176,601	3,111,720

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	8,517,608	2,092,162	294,459

COMPREHENSIVE (LOSS)/INCOME	(33,493,252)	24,268,763	3,406,179

Less: Comprehensive (loss)/income attributable to non-controlling interests	(4,937,217)	5,916,937	830,238

COMPREHENSIVE (LOSS)/INCOME ATTRIBUTABLE TO MICRO ALGO INC.	(28,556,035)	18,351,826	2,575,941

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES[1]
Basic	4,385,671	10,486,035	10,486,035
Diluted	4,385,671	30,878,933	30,878,933

(LOSS)/EARNINGS PER SHARE[1]
Basic	(8.45)	1.55	0.22
Diluted	(8.45)	0.53	0.07

[1]	The previous period results have been adjusted for the share consolidation effective on March 22, 2024.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MICROALGO INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Ordinary shares			Additional		Retained earnings				Accumulated other
	Shares[1]	Amount		paid-in capital		Statutory reserves		Unrestricted		comprehensive income (loss)		Noncontrolling interests		Total RMB
BALANCE, December 31, 2022	4,385,671		312,543		320,210,652		11,964,279		129,602,088		2,834,688		1,783,762		466,708,012
Net loss	-		-		-		-		(37,073,643)		-		(4,937,217)		(42,010,860)
Foreign currency translation	-		-		-		-		4,270,285		4,247,323		-		8,517,608
BALANCE, June 30, 2023	4,385,671		312,543		320,210,652		11,964,279		96,798,730		7,082,011		(3,153,455)		433,214,760

BALANCE, June 30, 2023	4,385,671	USD	43,254	USD	44,314,907	USD	1,655,772	USD	13,396,265	USD	980,101	USD	(436,416)	USD	59,953,883

	Ordinary shares			Additional		Retained earnings					Accumulated other
	Shares[1]	Amount		paid-in capital		Statutory reserves		Unrestricted			comprehensive income (loss)	Noncontrolling interests		Total RMB
BALANCE, December 31, 2023	5,160,671		365,515		439,776,100		13,134,098		(77,156,553)		(54,712,520)		3,797,862		325,204,502
Shares issued	6,819,537		484,460		128,598,530		-		-		-		-		129,082,990
Shares issued - converted from convertible notes payable	5,379,234		381,987		72,234,283		-		-		-		-		72,616,270
Net loss	-		-		-		-		16,259,664		-		5,916,937		22,176,601
Foreign currency translation	-		-		-		-		-		2,092,162		-		2,092,162
BALANCE, June 30, 2024	17,359,442		1,231,962		640,608,913		13,134,098		(60,896,889)		(52,620,358)		9,714,799		551,172,525

BALANCE, June 30, 2024	17,359,442	USD	172,863	USD	89,887,315	USD	1,842,917	USD	(8,544,773)	USD	(7,383,448)	USD	1,363,136	USD	77,338,010

[1]	The previous period results have been adjusted for the share consolidation effective on March 22, 2024.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MICROALGO INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ending June 30,
	2023	2024	2024
	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)/income	(42,010,860)	22,176,601	3,111,720
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation and amortization	142,928	165,362	23,203
Credit losses	(8,287,562)	(3,251,197)	(456,193)
Deferred tax benefit	-	932,125	130,792
Gain on disposal of property and equipment	-	1,876	263
Amortization of operating lease right-of-use assets	616,508	477,589	67,013
Gain from short-term investment-unrealized	-	(16,192,038)	(2,271,993)
Gain from disposal of subsidiaries, related party	-	(1,416,187)	(198,713)
Change in operating assets and liabilities:
Accounts receivables	(11,110,961)	1,656,248	232,397
Inventories	909,047	-	-
Prepaid services fees	(20,571,408)	(7,579,046)	(1,063,457)
Other receivables and prepaid expenses	-	(772,705)	(108,422)
Prepaid expenses and deposits	-	9,064	1,272
Accounts payable	21,263,606	(6,711,108)	(941,672)
Advance from customers	6,790,680	3,312,058	464,733
Other payables and accrued liabilities	7,711,745	2,438,109	342,104
Operating lease assets and liabilities	(759,170)	(456,828)	(64,100)
Taxes payable	(313,143)	146,996	20,626
Net cash used in operating activities	(45,618,590)	(5,063,081)	(710,427)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	(3,294)	(462)
Sale of long-term investments	1,198,260	-	-
Sale of property and equipment	355,076	-	-
Purchases of short-term investments	-	(28,115,954)	(3,945,102)
Sale of short-term investments	-	20,989,094	2,945,094
Gain from short-term investment -realized	-	(1,004,444)	(140,939)
Net cash provided by/(used in) investing activities	1,553,336	(8,134,598)	(1,141,409)

MICROALGO INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	For the Six Months Ending June 30,
	2023	2024	2024
	RMB	RMB	USD
CASH FLOWS FROM FINANCING ACTIVITIES:
Loan to Parent	(139,159,397)	(224,486,453)	(31,498,913)
Reception of bank loans	8,500,000	13,140,000	1,843,745
Payments to bank loans	-	(8,785,714)	(1,232,771)
Proceeds from related party loans	7,172,150	-	-
Stock issuance	-	129,082,990	18,112,335
Proceeds from convertible debts	-	218,359,330	30,639,183
Net cash (used in)/provided by financing activities	(123,487,247)	127,310,153	17,863,579

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	8,517,609	2,092,162	293,563

CHANGE IN CASH AND CASH EQUIVALENTS	(159,034,892)	116,204,636	16,305,303

CASH AND CASH EQUIVALENTS, at beginning of period	297,710,673	317,212,066	44,509,747

CASH AND CASH EQUIVALENTS, at end of period	138,675,781	433,416,702	60,815,050

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	73,649	35,872	5,033
Cash paid for interest	124,995	382,148	53,621

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Shares converted from convertible notes payable	-	72,616,270	10,189,183
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	586,741	551,424	77,373

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MICROALGO INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

MicroAlgo Inc. (“MicroAlgo” or the “Company”) (f/k/a Venus Acquisition Corporation (“Venus”)), a Cayman Islands exempted company, entered into the Merger Agreement dated June 10, 2021 (as amended on January 24, 2022, August 2, 2022, August 3, 2022 and August 10, 2022, the “Merger Agreement”), by and among WiMi Hologram Cloud Inc. (“WiMi” or the “Majority Shareholder”), Venus, Venus Merger Sub Corporation (“Venus Merger Sub”), a Cayman Islands exempted company incorporated for the purpose of effectuating the Business Combination, and VIYI Algorithm Inc. (“VIYI”), a Cayman Islands exempted company.

On December 9, 2022, in accordance with the Merger Agreement, the closing of the business combination (the “Closing”) occurred, pursuant to which Venus issued 3,960,396 ordinary shares1 to VIYI shareholders. As a result of the consummation of the business combination, VIYI is now a wholly-owned subsidiary of the Company, which has changed its name to MicroAlgo Inc.

The business combination was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Venus will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the holders of VIYI expecting to have a majority of the voting power of the post-combination company, VIYI senior management comprising substantially all of the senior management of the post-combination company, the relative size of VIYI compared to Venus, and VIYI operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the business combination will be treated as the equivalent of VIYI issuing shares for the net assets of Venus, accompanied by a recapitalization. The net assets of Venus will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the business combination will be those of VIYI. (See Note 3 for details)

VIYI Algorithm Inc. (“VIYI”), is a company incorporated on September 24, 2020 under the laws of the Cayman Islands. WiMi Hologram Cloud Inc. (“WiMi Inc.” or the “Parent”) is VIYI’s parent company. VIYI, its consolidated subsidiaries, its former variable interest entity (“VIE”) and VIE’s subsidiaries is primarily engaged in providing central processing algorithm services.

On March 8, 2011, Shenzhen Yitian Internet Technology Co., Ltd. (“historical VIE”) was established under the laws of the People’s Republic of China. Shenzhen Yitian is one of our operating entities.

On January 14, 2019, Shenzhen Yitian established a fully owned subsidiary Shenzhen Yiyou Online Technology Co., Ltd. (“YY Online”), YY Online is one of our operating entities.

On October 28, 2020, Shenzhen Yitian established a fully owned subsidiary Weidong Technology Co., Ltd.(“Weidong”) in Hainan, Weidong is one of our operating entities.

On October 9, 2020, VIYI set up a wholly owned holding company in Hong Kong, VIYI Technology Ltd. (“VIYI Ltd”), which holds all of the outstanding equity of Shenzhen Weiyixin Technology Co., Ltd. (“Shenzhen Weiyixin”or “WOFE”) which established on November 18, 2020 under the laws of the PRC.

On November 30, 2020, Shenzhen Weiyixin established Shanghai Weimu Technology Co., Ltd., (“Shanghai Weimu”) in the PRC, and Shenzhen Weiyixin holds 58% outstanding equity of Shanghai Weimu.

On April 15, 2021, VIYI Ltd formed a 55% owned subsidiary Viwo Technology Limited (“Viwo Technology”), a Hong Kong limited company.

On July 1, 2021, Weidong acquired 99% interest of Shanghai Guoyu Information Technologies Co., Ltd (“Shanghai Guoyu”). The remaining 1% of Shanghai Guoyu is acquired by YY Online.

[1]	Number of shares has been retrospectively adjusted for the share consolidation effective March 22, 2024.

On July 14, 2021, Weidong transferred its 100% equity interest of Korgas Weidong to Shanghai Guoyu.

On July 19, 2021, Viwo Technology established a fully owned subsidiary Shenzhen Viwotong Technology Co., Ltd. (“SZ Viwotong”) in Shenzhen to support its operations.

In November 2021, Viwotong Tech acquired 100% equity interests of Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”).

In December 2022, Viwotong Tech acquired 100% equity of Beijing Younike Information Technology Co., Ltd. (“Younike”).

On March 27, 2023, Weidong established a fully owned subsidiary Shenzhen Weidong Technology Co., Ltd. (“SZ Weidong”) in Shenzhen.

On May 17, 2023, YY Online transferred 1% equity of Shanghai Guoyu to SZ Weidong.

On June 5, 2023, VIYI Technology Ltd established a fully owned subsidiary CDDI Capital Ltd (“CDDI”) in British Virgin Islands.

On June 27, 2023, CDDI formed a 55% owned subsidiary VIWO Technology Inc.(“VIWO Cayman”) in Cayman.

On July 31, 2023, VIYI Technology Ltd transferred its equity of Viwo Technology Limited to VIWO Cayman. VIWO Cayman holds 100% equity in Viwo Technology.

On December 20, 2023, VIWO Cayman established a fully owned subsidiary VIWO Technology (HK) Co., Limited (“VIWO HK”) in Hong Kong.

On January 23, 2024, VIWO Technology (HK) Co., Limited established a wholly-owned subsidiary, Beijing Viwotong Technology Co., Ltd.(“BJ Viwotong”).

In February 2024, SZ Viwotong transferred 100% equity of Tapuyu and Younike to BJ Viwotong.

On March 7, 2024, BJ Viwotong established a wholly-owned subsidiary, Beijing Weiyunshikong Technology Co., Ltd. (“BJ Weiyunshikong”).

Reorganization of Shenzhen Yitian:

Shenzhen Yitian Internet Technology Co., Ltd. (“Shenzhen Yitian”) was established on March 8, 2011, and was acquired by the Parent’s VIE, WiMi Cloud Software Co., Ltd. (“Beijing WiMi”) in 2015. Shenzhen Yitian and subsidiaries are in the PRC and mainly engaged in provide algorithm services in advertising and gaming industry.

On December 24, 2020, Beijing WiMi transferred 99.0% and 1.0% equity interests in Shenzhen Yitian to Ms. Yao Zhaohua and Ms. Sun Yadong for consideration of RMB 1 and RMB 1, respectively, pursuant to share transfer agreements. Ms. Yao Zhaohua and Ms. Sun Yadong and the original shareholders of Shenzhen Yitian entered into contractual agreements with Shenzhen Weiyixin on December 24, 2020, which granted Shenzhen Weiyixin effective control of Shenzhen Yitian from December 24, 2020, and enable Shenzhen Weiyixin to receive all the expected residual returns of Shenzhen Yitian and its subsidiaries. The reorganization was completed on December 24, 2020. Shenzhen Weiyixin becomes the primary beneficiary of Shenzhen Yitian and its subsidiaries.

On January 11, 2021, Shenzhen Yitian transferred its 100% equity interest of Weidong and subsidiaries to Shenzhen Weiyixin; its 100% equity interest YY Online to Weidong and its 100% equity interest in Korgas 233 and Wuhan 233 to YY Online. As a result, Wuhan 233 and Korgas 233 became wholly owned subsidiaries of YY Online and YY Online became wholly owned subsidiary of Weidong and Weidong became wholly owned subsidiary of Shenzhen Weiyixin.

All of these entities are under common control of shareholders of VIYI, which results in the consolidation of Shenzhen Yitian and its subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. The unaudited interim condensed financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

The accompanying unaudited interim condensed consolidated financial statements reflect the activities of MicroAlgo and each of the following entities as of June 30, 2024:

Name	Background		Ownership
VIYI Technology Inc. (“VIYI”)	●	A Cayman Islands company Incorporated on September 24, 2020	100% owned by MicroAlgo

VIYI Technology Ltd. (“VIYI Ltd”)	●	A Hong Kong company	100% owned by VIYI
	●	Incorporated on October 9, 2020
	●	A holding company

Shenzhen Weiyixin Technology Co., Ltd. (“Shenzhen Weiyixin”or “VIYI WFOE”)	●	A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)	100% owned by VIYI Ltd
	●	Incorporated on November 18, 2020
	●	A holding company

Shenzhen Yitian Internet Technology Co., Ltd. (“Shenzhen Yitian”)	●	A PRC limited liability company	100% owned by Beijing WiMi before December 24, 2020 VIE of Shenzhen Weiyixin starting on December 24, 2020. 100% owned by Shenzhen Weiyixin starting April 1, 2022
	●	Incorporated on March 08, 2011
	●	Primarily engages central processing algorithm in mobile games industry

Korgas 233 Technology Co., Ltd. (“Korgas 233”)	●	A PRC limited liability company	100% owned by Shenzhen Yitian before January 11, 2021; 100% owned by YY Online after January 11, 2021; dissolved in October 2023
	●	Incorporated on September 15, 2017
	●	Primarily engages in central processing algorithm in mobile games industry

Shenzhen Qianhai Wangxin Technology Co., Ltd. (“Shenzhen Qianhai”)	●	A PRC limited liability company	100% owned by Shenzhen Yitian
	●	Incorporated on October 16, 2015
	●	Primarily engages in central processing algorithm in advertising industry

Shenzhen Yiyou Online Technology Co., Ltd. (“YY Online”)	●	A PRC limited liability company	Disposed in May 2024
	●	Incorporated on January 14, 2019
	●	Primarily engages in central processing algorithm in advertising industry

Weidong Technology Co., Ltd. (“Weidong”)	●	A PRC limited liability company	100% owned by Shenzhen Yitian before January 11, 2021; 100% owned by Shenzhen Weiyixin after January 11, 2021
	●	Incorporated on October 28, 2020
	●	Primarily engages in central processing algorithm in advertising industry

Korgas Weidong Technology Co., Ltd. (“Korgas Weidong”)	●	A PRC limited liability company	100% owned by Weidong before July 14, 2021; 100% owned by Shanghai Guoyu after July 14, 2021
	●	Incorporated on October 30, 2020
	●	Primarily engages in central processing algorithm in advertising industry

Name	Background		Ownership
Fe-da Electronics Company Private Limited (“Fe-da Electronics”)	●	A Singapore company	Disposed in April 2023
	●	Incorporated on January 9, 2009
	●	Primarily engages in resale of intelligent chips and customization of central processing units

Excel Crest Limited (“Excel Crest”)	●	A Hong Kong company	Disposed in April 2023
	●	Incorporated on September 10, 2020
	●	Support the daily operations of Fe-da Electronics in Hong Kong

Shanghai Weimu Technology Co., Ltd. (“Shanghai Weimu”)	●	A PRC limited liability company	58% owned by Shenzhen Weiyixin
	●	Incorporated on November 30, 2020
	●	Engages in providing software support services

Wisdom Lab Inc. (“Wisdom Lab”)	●	A Cayman Islands company	Disposed in April 2023
	●	Incorporated on May 6, 2021
	●	Engages in software solution for intelligent chips

CDDI Capital Ltd (“CDDI”)	●	A British Virgin Islands company	100% owned by VIYI Ltd
	●	Incorporated on June 5, 2023
	●	A holding company

VIWO Technology Inc. (“VIWO Cayman”)	●	A Cayman Islands company	55% owned by CDDI
	●	Incorporated on June 27, 2023
	●	A holding company

Viwo Technology Limited. (“Viwo Tech”)	●	A Hong Kong company	100% owned by VIWO Cayman
	●	Incorporated on April 15, 2021
	●	Engages in intelligent chips design

VIWO Technology (HK) Co., Limited (“VIWO HK”)	●	A Hong Kong company	100% owned by VIWO Cayman
	●	Incorporated on December 20, 2023
	●	A holding company

Shenzhen Viwotong Technology Co., Ltd. (“SZ Viwotong”)	●	A PRC limited liability company	100% owned by Viwo Tech
	●	Incorporated on July 19, 2021

Shanghai Guoyu Information Technology Co., Ltd. (“Shanghai Guoyu”)	●	A PRC limited liability company	99% owned by Weidong, 1% owned by SZ Weidong
	●	Incorporated on March 18, 2019
	●	Engages in R&D and application of intelligent visual algorithm technology

Kashi Guoyu Information Technology Co., Ltd. (“Kashi Guoyu”)	●	A PRC limited liability company	100% owned by Shanghai Guoyu; dissolved in August 2023
	●	Incorporated on July 23, 2021
	●	Engages in R&D and application of intelligent visual algorithm technology

Name	Background		Ownership
Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”)	●	A PRC limited liability company	100% owned by BJ Viwotong
	●	Incorporated on June 22, 2021
	●	Engages in central processing algorithm in advertising industry

Beijing Younike Information Technology Co., Ltd. (“Younike”)	●	A PRC limited liability company	100% owned by BJ Viwotong
	●	Incorporated on July 22, 2022
	●	Engages in central processing algorithm in advertising industry

Shenzhen Weidong Technology Co., Ltd. (“SZ Weidong”)	●	A PRC limited liability company	100% owned by Weidong
	●	Incorporated on March 27, 2023
	●	Primarily engages in central processing algorithm in advertising industry

Beijing Viwotong Technology Co., Ltd. (“BJ Viwotong”)	●	A PRC limited liability company	100% owned by VIWO HK
	●	Incorporated on January 24, 2024
	●	Primarily engages in central processing algorithm in advertising industry

Beijing Weiyunshikong Technology Co., Ltd. (“BJ Weiyunshikong”)	●	A PRC limited liability company	100% owned by BJ Viwotong
	●	Incorporated on March 7, 2024
	●	Primarily engages in central processing algorithm in advertising industry

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results.

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the unaudited interim condensed financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprise (“WFOE”) and subsidiaries over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s unaudited interim condensed consolidated financial statements include the useful lives of property and equipment and intangible assets, impairment of long-lived assets and goodwill, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, right-of-use assets and lease liabilities, deferred taxes and uncertain tax position, purchase price allocations for business combination, the fair value of contingent consideration related to business acquisitions. Actual results could differ from these estimates.

Foreign currency translation and other comprehensive income (loss)

The Company uses Renminbi (“RMB”) as its reporting currency. The functional currency of MicroAlgo and its subsidiaries which are incorporated in Hong Kong is U.S. dollar, and its subsidiaries which are incorporated in PRC is RMB, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the unaudited interim condensed consolidated financial statements, the financial information of the Company and other entities located outside of the PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period.

The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2023 and June 30, 2024 were translated at USD 1.00 to RMB 7.0827 and to RMB 7.1268 respectively. The average translation rates applied to statement of income accounts for the six months ended June 30, 2023 and 2024 were USD 1.00 to RMB 6.9252, and RMB 7.1051, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash and cash equivalents also consist of funds earned from the Company’s operating revenues which were held at third party platform fund accounts which are unrestricted as to immediate use or withdraw. The Company maintains most of its bank accounts in the PRC, HK and US.

Accounts receivable and allowance for credit losses

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 90 days. Management reviews its receivables on a regular basis to determine if the credit losses adequate and provides credit losses when necessary. The credit loss is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the credit losses after all means of collection have been exhausted and the likelihood of collection is not probable.

Short-term investments

Short-term investments are investments in wealth management product with underlying in cash, bonds equity securities, and equity funds. The investments can be redeemed any time and the investment was recorded at fair value. The gain (loss) from sale of any investments and fair value change are recognized in the statements of income and comprehensive income.

Prepaid services fees

Prepaid services fees are mainly payments made to vendors or services providers for future services. These amounts are refundable and bear no interest. Management reviews its prepaid services fees on a regular basis to determine if the allowance is adequate and adjusts the credit losses when necessary. As of December 31, 2023 and June 30, 2024, no credit losses were deemed necessary.

Other receivables and prepaid expenses

Other receivables that are short-term in nature include employee advances to pay certain of the Company’s expenses in the normal course of business and certain short-term deposits. Prepaid expenses included utilities or system services. An allowance for doubtful accounts may be established and recorded based on management’s assessment of the likelihood of collection. Management reviews these items on a regular basis to determine if the allowance for doubtful accounts is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with 5% residual value. The estimated useful lives are as follows:

Useful Life
Office equipment	3 years
Office furniture and fixtures	3 – 5 years
Vehicles	3 – 5 years
Leasehold improvements	lesser of lease term or expected useful life

Cost method investments

The Company accounts for investments with less than 20% of the voting shares and does not have the ability to exercise significant influence over operating and financial policies of the investee using the cost method. The Company records cost method investments at the historical cost in its unaudited interim condensed consolidated financial statements and subsequently records any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reduction in the cost of the investments.

Cost method investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of copyrights, non-compete agreements, and technology know-hows. Identifiable intangible assets resulting from the acquisitions of subsidiaries accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. The Company amortizes its intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives. The estimated useful lives are as follows:

Useful Life
Customer relationship	4 years
Technology know-hows	5 years
Non-compete agreements	6 years
Software copyright	6 years

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

Convertible notes payable

On February 27, 2024, the Company entered into various Convertible Note Purchase Agreements with certain investors (the “Investors”), relating to our issuance of Convertible Promissory Notes due after 360 days of issuance (the “Convertible Notes”) and our ordinary shares that are issuable upon conversion of the Convertible Note. On February 28, 2024, the Company issued to each Investor an Unsecured Convertible Promissory Note (the “Notes”) pursuant to the relevant Purchase Agreements in registered offerings. On June 5, 2024, the Company entered into convertible note purchase agreements with certain investors pursuant to which we issued on June 6, 2024 in convertible notes with a term of 360 days.

Convertible notes are debt or equity instruments that either require or permit the investor to convert the instrument into equity securities of the issuer. The Company accounts for its convertible notes in accordance with ASC 470-20 Debt with Conversion and Other Options, whereby the convertible instrument is initially accounted for as a single unit of account, unless it contains a derivative that must be bifurcated from the host contract in accordance with ASC 815-15 Derivatives and hedging – Embedded Derivatives or the substantial premium model in ASC 470-20 Debt – Debt with Conversion and Other Options applies. For the six months ended June 30, 2024, the convertible notes payable amounted to RMB 145,743,060 (USD 20,450,000).

Business combination

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expenses in the Company’s consolidated statements of operations. The results of operations of the acquired business are included in the Company’s operating results from the date of acquisition.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Warrants liabilities

The Company accounts for warrants (Public Warrants or Private Warrants) as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the consolidated statements of operations. The Company has elected to account for its Public Warrants as equity and the Private Warrants as liabilities.

Revenue recognition

The Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC Topic 606). The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identifies the contract with the customer, (ii) identifies the performance obligations in the contract, (iii) determines the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocates the transaction price to the respective performance obligations in the contract, and (v) recognizes revenue when (or as) the Company satisfies the performance obligation.

(i)	Central Processing Advertising Algorithm Services

— Advertising display services

For the advertising algorithm advertising display services, the Company’s performance obligation is to identify advertising spaces, embed images or videos into films, shows and short form videos that are hosted by leading online streaming platforms in China. Revenue is recognized at a point in time when the related services have been delivered based on the specific terms of the contract, which are commonly based on specific action (i.e., cost per impression (“CPM”) for online display).

The Company enters into advertising contracts with advertisers where the amounts charged per specific action are fixed and determinable, the specific terms of the contracts are agreed on by the Company, the advertisers and channel providers, and collectability is probable. Revenue is recognized on a CPM basis as impressions.

The Company considers itself as provider of the services as it has control of the specified services and products at any time before it is transferred to the customers which is evidenced by (1) the Company is primarily responsible to its customers for products and services offered where the products were designed in house and the Company has customer services team to directly serve the customers; and (2) having latitude in establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

— Performance-based advertising service

The Company provides central processing algorithm performance-based advertising services for its customers, which enable the customers to get the optimal business opportunities.

The Company’s performance obligation is to help customers to accurately match consumers and traffic users, and thereby increasing the conversion rate of product sale using its proprietary data optimization algorithms. The Company’s revenue is recognized at a point when an ender user completes a transaction at a rate specified in contract. Related service fees are generally billed monthly, based on a per transaction basis.

The Company considers itself as provider of the services as it has control of the specified services and products at any time before it is transferred to the customers which is evidenced by (1) it is primarily responsible to its customers for the services offered where the algorithms and data optimization were designed and performed in house and it has customer services team to directly serve the customers; and (2) having latitude in establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

In addition, through the Company’s data algorithm optimization, it is able to identify certain end-users needs and facilitate certain value-added services to the end-users. The Company engages third party services provider to perform the services. The Company concludes that it does not control the services as the third-party service provider is responsible for providing the service and its responsibility is merely to facilitate the provision of these value-added service to the end-users and charges a fee. As such the Company recorded revenue from the value-added services on a net basis when the services are provided by third party service provider.

(ii)	Mobile Games Services

The Company generates revenue from jointly operated mobile game publishing services and the licensed-out games. In accordance with ASC 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates agreements with the game developers, distribution channels and payment channels in order to determine whether the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenues gross or net is based on whether the Company’s promise to its customers is to provide the products or services or to facilitate a sale by a third party. The nature of the promise depends on whether the Company controls the products or services prior to transferring it. Control is evidenced by if the Company is primarily responsible for fulling the provision of services and has discretion in establishing the selling price. When the Company controls the products or services, its promise is to provide and deliver the products and revenue is presented gross. When the Company does not control the products, the promise is to facilitate the sale and revenue is presented net.

— Jointly operated mobile game publishing services

The Company offers publishing services for mobile games developed by third-party game developers. The Company acted as a distribution channel that it will publish the games on their own app or a third-party owned app or website, named game portals. Through these game portals, game players can download the mobile games to their mobile devices and purchase coins, the virtual currency, for in game premium features to enhance their game playing experience. The Company contracts with third-party payment platforms for collection services offered to game players who have purchased coins. The third-party game developers, third-party payment platforms and the co-publishers are entitled to profit sharing based on a prescribed percentage of the gross amount charged to the game players. The Company’s obligation in the publishing services is completed at a point in time when the game players made a payment to purchase coins.

With respect to the publishing services arrangements between the Company and the game developer, the Company considered that the Company does not control the services as evidenced by (i) developers are responsible for providing the game product desired by the game players; (ii) the hosting and maintenance of game servers for running the online mobile games is the responsibility of the third-party platforms; (iii) the developers or third-party platforms have the right to change the pricing of in game virtual items. The Company’s responsibilities are publishing, providing payment solution and market promotion service, and thus the Company views the game developers to be its customers and considers itself as the facilitator of the game developers in the arrangements with game players. Accordingly, the Company records the game publishing service revenue from these games, net of amounts paid to the game developers.

— Licensed out mobile games

The Company also licenses third parties to operate its mobile games developed internally through mobile portal and receives revenue from the third-party licensee operators on a monthly basis. The Company’s performance obligation is to provide mobile games to game operators which enable players of the mobile games to make in game purchases and the Company recognized revenue at a point in time when game players completed the purchases. The Company records revenues on a net basis, as the Company does not have the control of the services provided as it does not have the primary responsibility for fulfilment nor does not have the right to change the pricing of the game services.

(iii)	Sale of intelligent chips

Starting in September 2020, the Company has also been engaged in resale of intelligent chips products and accessories. The Company typically enters into written contracts with its customer where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with no separate sales rebate, discount, or other incentive and no right of return exists on sales of inventory. The Company’s performance obligation is to deliver products according to contract specifications. The Company recognizes gross product revenue at a point in time when the control of products or services are transferred to customers.

To distinguish a promise to provide products from a promise to facilitate the sale from a third party, the Company considers the guidance of control in ASC 606-10-55-37A and the indicators in 606-10-55-39. The Company considers this guidance in conjunction with the terms in the Company’s arrangements with both suppliers and customers.

In general, the Company controls the products as it has the obligation to (i) fulfil the products delivery and (ii) bear any inventory risk as legal owners. In addition, when establishing the selling prices for delivery of the resale products, the Company has control to set its selling price to ensure it would generate profit for the products delivery arrangements. The Company believes that all these factors indicate that the Company is acting as a principal in this transaction. As a result, revenue from the sales of products is presented on a gross basis.

(iv)	Revenue from software development

The Company also designs software for central processing units based on customers’ specific needs. The contract is typically fixed priced and does not provide any post contract customer support or upgrades. The Company’s performance obligation is to design, develop, test and install the related software for customers, all of which are considered one performance obligation as the customers do not obtain benefit for each separate service. The duration of the development period is short, usually less than one year.

The Company’s revenue from software development contracts is generally recognized over time during the development period and the Company has no alternative use of the customized software and application without incurring significant additional costs. Revenue is recognized based on the Company’s measurement of progress towards completion based on output methods when the Company could appropriately measure the customization progress towards completion by reaching certain milestones specified in contracts. Assumptions, risks and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables and deferred revenues at each reporting period.

The Company’s disaggregated revenue streams in consideration of the Company’s type of goods and services and sales channels are as follows:

	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Central processing advertising algorithm services	253,706,643	290,441,871	40,753,476
Sales of intelligent chips	9,935,513	-	-
Total revenues	263,642,156	290,441,871	40,753,476

The Company’s revenue by timing of transfer of goods or services are summarized below:

	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Goods and services transferred at a point in time	263,642,156	290,441,871	40,753,476
Total revenues	263,642,156	290,441,871	40,753,476

The Company’s revenue by geographic locations are summarized below:

	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Mainland PRC revenues	253,706,643	239,512,194	33,607,255
Hong Kong revenues	-	31,038,985	4,355,250
International revenues	9,935,513	19,890,692	2,790,971
Total revenues	263,642,156	290,441,871	40,753,476

Cost of revenues

Cost of revenue for central processing algorithm services comprised of costs paid to channel distributors based on the sales agreements, shared costs with content providers based on the profit-sharing arrangements, third party consulting services expenses and compensation expenses for the Company’s professionals.

For intelligent chip and services, the cost of revenue consists primarily of the costs of products sold and third-party software development costs.

Cost allocation

Cost allocation include allocation of certain general and administrative and financial expenses paid by the Parent. General and administrative expenses consist primarily salary and related expenses of senior management and employees, shared management expenses, including accounting, consulting, legal support services, and other expenses to provide operating support to the related businesses. These allocations are made using a proportional cost allocation method by considering the proportion of revenues, headcounts as well as estimates of time spent on the provision of services attributable to the Company and the related expenses resulted from the acquisition of subsidiary.

Research and development

Research and development expenses include salaries and other compensation-related expenses to the Company’s research and product development personnel, outsourced subcontractors, as well as office rental, depreciation and related expenses for the Company’s research and product development team.

Value added taxes (“VAT”) and goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net of VAT or GST. The VAT and GST are based on gross sales price and VAT rates range up to 13% in China, depending on the type of service provided or product sold, and GST rate is generally 7% in Singapore. Entities that are VAT/GST general taxpayers are allowed to offset qualified input VAT/GST paid to suppliers against their output VAT/GST liabilities. Net VAT/GST balance between input VAT/GST and output VAT/GST is recorded in tax payable. All of the VAT/GST returns filed by the Company’s subsidiaries in China and Singapore, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the unaudited interim condensed consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Other Income, net

Other Income includes government subsidies which are amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Company receives government subsidies related to government sponsored projects and records such government subsidies as a liability when it is received. The Company records government subsidies as other income when there is no further performance obligation.

Leases

The Company adopted FASB ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Operating lease ROU assets and lease liabilities are recognized at the adoption date or the commencement date, whichever is earlier, based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company use its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were RMB 356,265 and RMB 730,287 (USD 102,785) for the six months ended June 30, 2023 and 2024, respectively.

Noncontrolling interests

Noncontrolling interest consists of an aggregate of 42% of the equity interest of Shanghai Weimu and 45% of equity interest of Viwo Cayman, held by other investors. Excess of contribution received from noncontrolling shareholders over carrying value of the entity is recorded in additional paid in capital. The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the face of the consolidated statement of operations as an allocation of the total income or loss for the year between non-controlling interest holders and the shareholders of the Company.

Noncontrolling interests consist of the following:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Shanghai Weimu	3,065,579	4,139,034	580,770
Viwo Cayman	732,283	5,575,765	782,366
Total noncontrolling interests	3,797,862	9,714,799	1,363,136

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the six months ended June 30, 2023 and 2024, the dilutive shares were nil and 30,878,933, respectively.

On March 22, 2024, the Company’s share consolidation plan became effective. Pursuant to the plan, every ten (10) shares of the Company’s ordinary share issued, par value of US$0.001, was consolidated into one (1) share of ordinary share, par value $0.01.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Segment reporting

FASB ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in unaudited interim condensed financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on management’s assessment, the Company determined that it has two operating segments and therefore two reportable segments as defined by ASC 280, which are central processing algorithm services and intelligent chips and services. All of the Company’s net revenues were generated in the PRC, Hong Kong, Singapore and Cayman Islands.

Recently issued accounting pronouncements

In August 2023, the FASB issued ASU 2023-05, “Business Combinations-Joint Venture Formations (Subtopic 805-60)”. The amendments in this Update address the accounting for contributions made to a joint venture, upon formation, in a joint venture’s separate financial statements. Requiring a joint venture to recognize and initially measure its assets and liabilities using a new basis of accounting upon formation reduces diversity in practice and provides decision-useful information to a joint venture’s investors. The amendments in this Update address a newly formed joint venture should initially measure its assets and liabilities at fair value (with exceptions to fair value measurement that are consistent with the business combinations guidance). That approach is generally consistent with other new basis of accounting models in GAAP, such as fresh-start reporting in accordance with Topic 852, Reorganizations. It is also broadly consistent with the accounting outcome that would result from treating the joint venture as the acquirer of a business within the scope of Subtopic 805-10, Business Combinations—Overall. For public business entities, ASU 2023-05 is effective prospectively for all joint venture formations with a formation date on or after January 1, 2025. Additionally, a joint venture that was formed before January 1, 2025 may elect to apply the amendments retrospectively if it has sufficient information. Early adoption is permitted in any interim or annual period in which financial statements have not yet been issued (or made available for issuance), either prospectively or retrospectively.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)”. The amendments in this Update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this Update require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”). The amendments in this Update also require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740)”. The amendments in this Update address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The amendments in this Update require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pre-tax income [or loss] by the applicable statutory income tax rate). Specifically, public business entities are required to disclose a tabular reconciliation, using both percentages and reporting currency amounts. A public business entity is required to provide an explanation, if not otherwise evident, of the individual reconciling items disclosed, such as the nature, effect, and underlying causes of the reconciling items and the judgment used in categorizing the reconciling items. The amendments in this Update eliminate the requirement for all entities to (1) disclose the nature and estimate of the range of the reasonably possible change in the unrecognized tax benefits balance in the next 12 months or (2) make a statement that an estimate of the range cannot be made. The amendments in this Update remove the requirement to disclose the cumulative amount of each type of temporary difference when a deferred tax liability is not recognized because of the exceptions to comprehensive recognition of deferred taxes related to subsidiaries and corporate joint ventures. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 — Reverse Capitalization

On March 22, 2024, the Company’s share consolidation plan became effective. Pursuant to the plan, every ten (10) shares of the Company’s ordinary share issued, par value of US$0.001, was consolidated into one (1) share of ordinary share, par value $0.01. The following information in Note 3 was adjusted for the reverse stock split as required by ASC 260.

On December 9, 2022, in accordance with the Merger Agreement, the Closing occurred, pursuant to which Venus issued 3,960,396 ordinary shares to VIYI shareholders.

Immediately after giving effect to the Business Combination, MicroAlgo has 4,385,671 ordinary shares issued and outstanding consisting of (i) the 396,375 ordinary shares held by previous Venus public shareholders and its Sponsor; (ii) the 3,960,396 newly issued Venus ordinary shares to the VIYI shareholders pursuant to the Merger Agreement, of which 79,208 ordinary shares issued to the Majority Shareholder will be held in escrow to satisfy any potential indemnification claims(s) which may be made by Venus under the Merger Agreement; (iii) the 21,400 newly issued Venus ordinary shares to the Joyous JD Limited as part of the backstop investment; and (iv) the 7,500 ordinary shares held by Venus’ underwriter.

Venus rights held by its Sponsor and previous public investors were automatically converted to 48,250 ordinary shares upon the consummation of the Business Combination.

Immediately after the closing of the Business Combination, MicroAlgo has 4,825,000 warrants issued and outstanding, consisting of (i) 4,600,000 warrants held by previous public investors of Venus; and (ii) 225,000 warrants held by the Sponsor of Venus.

Common shares issued and outstanding following the Closing are as follows:

Venus public shares after redemption	210,625
Venus shares converted from rights	48,250
Venus Sponsor shares	137,500
Venus shares issued to underwriter	7,500
Venus shares issued in the Business Combination	3,960,396
Venus shares issued to Joyous JD Limited	21,400
Weighted average shares outstanding	4,385,671
Percent of shares owned by VIYI shareholders	90.3%
Percent of shares owned by underwriter	0.17%
Percent of shares owned by Venus	9.04%
Percent of shares owned by Joyous JD limited	0.49%

Note 4 — Deconsolidation

Disposal of Fe-da Electronics and its subsidiaries

On April 6, 2023, the Company’s board approved the equity transfer agreement between VIYI and LIM TZEA, to transfer 100% equity interest of Fe-da Electronics Co., Ltd and its subsidiaries Wisdom Lab Inc., EXCEL Technology Co., Ltd. and recognized RMB 17,801,786 (USD 2,526,259) of loss from the transfer. Since the disposal did not represent any strategic change of the Company’s operation, the disposal was not presented as discontinued operations.

Net assets of the entities disposed and gain on disposal was as follows:

	RMB	USD
Total current assets	3,583,579	505,962
Total other assets	115,270	16,275
Total assets	3,698,849	522,237
Total liabilities	301,464	42,563
Total net assets	3,397,385	479,674
Total consideration	-	-
Total loss on disposal	17,801,786	2,526,259

Disposal of Shenzhen Yiyou Online Technology Co., Ltd. (“YY Online”)

On May 20, 2024, the Company’s board of directors approved the equity transfer agreement between Weidong Technology Co., Ltd. (“Weidong”) and a related individual to transfer 100% equity interest of YY Online to the related individual with RMB 10 (USD 1.4). The disposal resulted in a gain from disposal of approximately RMB 1,416,187 (USD 198,713). Since the disposal did not represent any strategic change of the Company’s operation, the disposal was not presented as discontinued operations. See Note 10 — Related party transactions and balances for the details of related party transaction.

Note 5 — Short-term investments

Short-term investments consist of equity securities and the details are as the following:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Marketable securities	18,411,162	41,730,060	5,855,371

Fair value disclosure:

December 31, 2023
	December 31,	Fair Value
	2023	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Marketable securities	18,411,162	18,411,162	-	-

June 30, 2024
	June 30,	Fair Value
	2024	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Marketable securities	41,730,060	41,730,060	-	-

There is no transfer between the levels for the periods presented.

As of December 31, 2023, and June 30, 2024, short-term investments amounted to RMB 18,411,162 and RMB 41,730,060 (USD 5,855,371), respectively. During the six months ended June 30, 2024, the Company invested a total of RMB 28,115,954 (USD 3,945,102). The fair value change resulted in profit of approximately RMB 16,192,038 (USD 2,271,993).

Note 6 — Accounts receivable and allowance for credit losses

Accounts receivable, net consisted of the following:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Accounts receivable	26,963,149	21,801,292	3,059,058
Less: allowance for credit losses	(3,951,391)	(222,891)	(31,275)
Accounts receivable, net	23,011,758	21,578,401	3,027,783

The following table summarizes the changes in allowance for credit losses:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Beginning balance	8,487,562	3,951,391	554,441
Addition	3,951,391	222,891	31,275
Recovery	-	(3,951,391)	(554,441)
Deconsolidation of Fe-da and subsidiaries	(8,487,562)	-	-
Ending balance	3,951,391	222,891	31,275

Allowance for credit losses net for the year ended December 31, 2023 and the six months ended June 30, 2024 amounted to RMB 3,951,391 and RMB 222,891 (USD 31,275), respectively.

Note 7 — Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Office electronic equipment	37,520	-	-
Office fixtures and furniture	139,119	142,413	19,983
Vehicles	1,201,452	1,201,452	168,582
Leasehold improvements	271,572	-	-
Subtotal	1,649,663	1,343,865	188,565
Less: accumulated depreciation	(899,711)	(757,857)	(106,339)
Total	749,952	586,008	82,226

Depreciation expense occurred during the year ended December 31, 2023 and the six months ended June 30, 2024 amounted to RMB 175,718 and RMB 165,362 (USD 23,203), respectively.

Note 8 — Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of non-compete agreements and technology know-hows. The following table summarizes acquired intangible asset balances as of:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Non-compete agreements	5,886,401	-	-
Less: accumulated amortization	(5,886,401)	-	-
Intangible assets, net	-	-	-

Amortization expense for the year ended December 31, 2023 and the six months ended June 30, 2024 amounted to RMB 5,886,401 and nil, respectively.

Note 9 — Cost method investments

Cost method investments consist of the following:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
5.0% Investment in a company in mobile games industry	600,000	600,000	84,189
5.0% Investment in a company in central processing advertising algorithm services	600,000	600,000	84,189
Subtotal	1,200,000	1,200,000	168,378
Less: Impairment loss	1,102,938	1,102,938	154,759
Total	97,062	97,062	13,619

As for the year ended December 31, 2023 and the six months ended June 30, 2024, the Company’ cost method investments amounted to RMB 97,062 and RMB 97,062 (USD 13,619), respectively. As for the year ended December 31, 2023, the Company made impairment allowance of cost method investments with the amount of RMB 568,907 for the company in mobile games industry and RMB 534,031 for the company in central processing.

Note 10 — Related party transactions and balances

Amounts due to Parent are those nontrade payables arising from transactions between the Company and the Parent, such as advances made by the Parent on behalf of the Company, and allocated shared expenses paid by the Parent. Those balances are unsecured and non-interest bearing and are payable on demand.

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Amount due from Parent	-	207,114,202	29,061,318
Amount due to Parent	17,379,014	-	-
Amount due to a related party-Joyous JD	1,086,011	1,092,774	153,333

During the year ended December 31,2023 and the six months ended June 30, 2024 the Company obtained approximately RMB 233,750,413 and RMB 146,114,274 (USD 20,502,087) from Parent and repaid RMB 184,185,614 and RMB 353,228,476 (USD 49,563,405) to Parent.

Joyous JD is a non-controlling shareholder of MicroAlgo. This amount represents advance to Venus Acquisition Corp prior to the merger. The amount was non-interest bearing and due on demand.

The disposal of YY Online is a related party transaction between Weidong and a related individual, which is a staff of a subsidiary of MicroAlgo. The disposal resulted in a gain from disposal of approximately RMB 1,416,187 (USD 198,713).

Note 11 — Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, MicroAlgo, VIYI and VIWO Cayman are not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

VIYI Ltd, Viwo Tech and VIWO HK are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, VIYI Ltd and Viwo Tech and VIWO HK are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Singapore

Fe-da Electronics was incorporated in Singapore and was subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws during financial year 2023. The applicable tax rate is 17% in Singapore, with 75% of the first SGD 10,000 (approximately RMB 49,000) taxable income and 50% of the next SGD 190,000 (approximately RMB 937,000) taxable income are exempted from income tax.

PRC

The subsidiaries incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. In addition, 75% of R&D expenses of the PRC entities are subject to additional deduction from pre-tax income.

Korgas Weidong was formed and registered in Korgas, Xinjiang Uygur Autonomous Region, China in 2020. The company is not subject to income tax for 5 years and can obtain another two years of tax-exempt status and three years at reduced income tax rate of 12.5% after the 5 years due to the local tax policies to attract companies in various industries.

Shenzhen Qianhai was formed and registered in Qianhai District in Guangdong Provence, China in 2015. The company is subject to income tax at a reduced rate of 15% due to the local tax policies to attract companies in various industries. The reduced rate benefit will expire in December 2025.

Significant components of the provision for income taxes are as follows:

	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2024
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Current income tax expenses	(52,912)	(35,872)	(5,033)
Deferred income tax benefits	-	(932,125)	(130,792)
Income tax expenses	(52,912)	(967,997)	(135,825)

Deferred tax assets and liabilities

Significant components of deferred tax assets and liabilities were as follows:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Deferred tax assets:
Net operating loss carry forwards	-	-	-
Allowance for doubtful accounts	987,848	55,723	7,819
Less: valuation allowance	-	-	-
Deferred tax assets, net	987,848	55,723	7,819
Deferred tax liabilities:
Recognition of intangible assets arising from business combinations	-	-	-
Total deferred tax liabilities, net	-	-	-

The Company evaluated the recoverable amounts of deferred tax assets, and provided a valuation allowance to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. The Company considers both positive and negative factors when assessing the future realization of the deferred tax assets and applied weigh to the relative impact of the evidence to the extent it could be objectively verified.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023, and June 30, 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the year ended December 31, 2023, and for the six months ended June 30, 2024, and does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2024.

Value added taxes (“VAT”) and goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net of VAT or GST. The VAT and GST are based on gross sales price and VAT rates range up to 13% in China, depending on the type of service provided or product sold.

Taxes payable consisted of the following:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
VAT taxes payable	385,643	577,717	81,062
Income taxes payable	105,370	73,308	10,286
Other taxes payable	31,830	18,814	2,640
Total	522,843	669,839	93,988

Note 12 — Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage of each bank is RMB 500,000 (approximately USD 72,000). As of June 30, 2024, cash balance of RMB 122,586,882 (USD 17,200,831) was deposited with financial institutions located in China, of which RMB 78,164,629 (USD 10,967,703) was subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2024, cash balance of RMB 272,331,708 (USD 38,212,340) was maintained at financial institutions in Hong Kong, of which RMB 254,849,104 (USD 35,759,261) was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000. As of June 30, 2024, cash balance of USD 5,396,880 (RMB 38,462,484) was deposited with a financial institution located in US, of which USD 4,752,401 (RMB 33,869,411) was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Note 13 — Leases

Lease commitments

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. All of the Company’s real estate leases are classified as operating leases.

The Company has entered into seven non-cancellable operating lease agreements for 7 office spaces expiring through July 2026. As of June 30, 2024, upon adoption of FASB ASU 2016-02, the Company recognized approximately RMB 1.2 million (USD 0.2 million) right of use (“ROU”) assets and RMB 0.7 million (USD 0.1 million) of lease liabilities based on the present value of the future minimum rental payments of leases, using a weighted average discount rate of 7%, which is determined using an incremental borrowing rate with similar term in the PRC. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration and the weighted average remaining lease terms are 1 year. The Company takes the short-term lease exemption for the lease agreements with a term of less than 1 year and expensed RMB 191,113 and nil for the year ended December 31, 2023 and the six months ended June 30, 2024, respectively.

The maturity of the Company’s operating lease obligations is presented below:

Twelve Months Ending December 31,	Operating Lease Amount
	RMB	USD
	(Unaudited)	(Unaudited)
2024 (remaining six months)	463,434	65,027
2025	464,565	65,186
2026	223,563	31,369
2027	-	-
2028	-	-
Total lease payments	1,151,562	161,582
Less: Interest	64,614	9,067
Present value of lease liabilities	1,086,948	152,515

Note 14 — Shareholders’ equity

Ordinary shares

The Company was established under the laws of Cayman Islands on May 14, 2018 with authorized share of 50,000,000 ordinary shares of par value USD 0.001 each.

On October 21, 2022, the Company held an Extraordinary General Meeting of its stockholders of record. The Meeting approved amendments to increase the number of authorized ordinary shares of the Company from USD 50,000 divided into 50,000,000 ordinary shares of par value USD 0.001 each to USD 200,000 divided into 200,000,000 ordinary shares of par value USD 0.001 each.

On March 15, 2024, the Company held an Extraordinary General Meeting of its stockholders of record. The Meeting approved (i) with effect immediately, every ten (10) issued and unissued ordinary shares of a nominal or par value of US$0.001 each in the capital of the Company (the “Existing Shares”) be consolidated into one (1) share of a nominal or par value of US$0.01 each (each a “Consolidated Share”), and such Consolidated Shares shall rank Pari-passu in all respects with each other in accordance with the Company’s currently effective memorandum and articles of association (the “Share Consolidation”) such that following the Share Consolidation the authorized share capital of the Company will be changed from US$200,000 divided into 200,000,000 shares of a nominal or par value of US$0.001 each to US$200,000 divided into 20,000,000 shares of a nominal or par value of US$0.01 each., (ii) immediately following the Share Consolidation, the authorized share capital of the Company be increased from US$200,000 divided into 20,000,000 shares of a nominal or par value of US$0.01 each to US$2,000,000 divided into 200,000,000 shares of a nominal or par value of US$0.01 each (the “Share Capital Increase”), by the creation of an additional 180,000,000 shares of a nominal or par value of US$0.01 each to rank Pari-passu in all respects with the existing shares in the capital of the Company.

On March 22, 2024, the Company’s share consolidation plan became effective. Pursuant to the plan, every ten (10) shares of the Company’s ordinary share issued, par value of US$0.001, was consolidated into one (1) share of ordinary share, par value $0.01.

As of June 30, 2024, the Company had 17,359,442 ordinary shares issued and outstanding with a par value of USD 0.01 each.

Statutory reserve

The Company’s PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company’s PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The Company’s PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange. As of December 31, 2023, and June 30, 2024, the Company’s PRC entities collectively attributed RMB 13,134,098 and RMB 13,134,098 (USD 1,842,917), of retained earnings for their statutory reserves, respectively. During the year ended December 31, 2023 and the six months ended June 30,2024, the Company’s PRC entities collectively attributed RMB 1,169,819 and nil to statutory reserves, respectively.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC entities only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying unaudited interim condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC entities.

As a result of the foregoing restrictions, the Company’s PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the Company’s PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2024, amounts restricted are the paid-in-capital and statutory reserve of the Company’s PRC entities, which amounted to RMB 138,815,731 (USD 19,477,989).

Note 15 — Warrants

The following information has been adjusted for the share consolidation effective on March 22, 2024.

Public Warrants

Each public warrant entitles the holder thereof to purchase one-twentieth (1/20) of one ordinary share at a price of $115.0 per full share, subject to adjustment as described in this report. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a warrant holder.

No public warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. It is the Company’s current intention to have an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares in effect promptly following consummation of an initial business combination.

Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the public warrants is not effective within 90 days following the consummation of our initial business combination, public warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “Fair Market Value” (defined below) by (y) the Fair Market Value. The “Fair Market Value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the day prior to the date of exercise. For example, if a holder held 3000 warrants to purchase 150 shares and the Fair Market Value on the date prior to exercise was $150.00, that holder would receive 35 shares without the payment of any additional cash consideration. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis.

The Warrants will become exercisable on the later of (a) the consummation of a Business Combination or (b) 12 months from the effective date of the registration statement relating to the IPO. The warrants will expire at 5:00 p.m., New York City time, on the fifth anniversary of our completion of an initial business combination, or earlier upon redemption.

The Company may redeem the outstanding warrants (including any outstanding warrants issued upon exercise of the unit purchase option issued to Ladenburg Thalmann & Co., Inc.,), in whole and not in part, at a price of $0.1 per warrant:

●	at any time while the Public Warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder,

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $180.00 per share, for any 20 trading days within a 20-trading day period ending on the third trading day prior to the notice of redemption to Public Warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the foregoing conditions are satisfied and the Company would issue a notice of redemption, each warrant holder can exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the ordinary shares may fall below the $180.00 trigger price as well as the $115.0 warrant exercise price per full share after the redemption notice is issued and not limit our ability to complete the redemption.

The redemption criteria for the warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If the Company call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the whole warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether the Company will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our ordinary shares at the time the warrants are called for redemption, the Company’s cash needs at such time and concerns regarding dilutive share issuances.

Private Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated a private placement of 225,000 Private Units at $10.0 per unit, purchased by the sponsor. The Private Units are identical to the units sold in the Initial Public Offering except that the warrants included in the Private Units (the “Private Warrants”) and the ordinary shares issuable upon the exercise of the Private Warrants will not be transferable, assignable or saleable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The private warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the balance sheets. The warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.

The Company established the initial fair value for the private warrants at $380,000 on February 11, 2021, the date of the Company’s Initial Public Offering, using a Black-Scholes model. The Company allocated the proceeds received from the sale of Private Units, first to the private warrants based on their fair values as determined at initial measurement, with the remaining proceeds recorded as ordinary shares subject to possible redemption, and ordinary shares based on their relative fair values recorded at the initial measurement date. The warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.

The key inputs into the Black-Scholes model were as follows at their following measurement dates:

	December 31, 2023	December 31, 2023	June 30, 2024	June 30, 2024
	USD	RMB	USD	RMB
Input
Share price	0.91	6.45	16.31	116.24
Risk-free interest rate	3.95%	3.95%	4.50%	4.50%
Volatility	5.70%	5.70%	5.70%	5.70%
Exercise price	11.50	81.45	115.00	819.58
Warrant life (yr)	3.92	3.92	3.42	3.42

As of December 9, 2022, the aggregate value of the private warrants was $123,750. The change in fair value from January 1, 2022 to December 9, 2022 was approximately $300,000 was included in the historical retained earnings (accumulated deficits) of Venus. The fair value of the warrants on December 31, 2023 and June 30, 2024 were nil, mainly due to the high exercise price comparing to actual share price.

Note 16 — Commitments and contingencies

Contingencies

From time to time, the Company is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

However, litigation is subject to inherent uncertainties and the Company’s view of these matters may change in the future. The Company records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company reviews the need for any such liability on a regular basis. The Company has not recorded material liabilities in this regard as of December 31,2023 and June 30, 2024, respectively.

Note 17 — Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in unaudited interim condensed financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. The Company has determined that it has two operating segments: (1) central processing algorithm services and (2) intelligent chips and services.

The following tables present summary information by segment for the Six Months Ended June 30, 2023, and 2024:

	Central processing algorithm services	Intelligent chips and services	Total for the six months ended June 30, 2023
	RMB	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	253,706,643	9,935,513	263,642,156	38,069,970
Cost of revenues	173,201,125	9,894,059	183,095,184	26,438,974
Gross profit	80,505,518	41,454	80,546,972	11,630,996
Depreciation and amortization	528,001	13,553	541,554	78,200
Total capital expenditures	79,977,517	27,901	80,005,418	11,552,796

	Central processing algorithm services	Intelligent chips and services	Total for the six months ended June 30, 2024
	RMB	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	290,441,871	-	290,441,871	40,753,476
Cost of revenues	202,960,891	-	202,960,891	28,478,544
Gross profit	87,480,980	-	87,480,980	12,274,932
Depreciation and amortization	642,951	-	642,951	90,216
Total capital expenditures	3,294	-	3,294	462

Total assets as of:

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Central processing algorithm services	410,520,259	766,786,239	107,591,938
Total assets	410,520,259	766,786,239	107,591,938

The Company’s operations are primarily based in the mainland PRC, Hong Kong and international, where the Company derives a substantial portion of their revenues. Management also reviews consolidated financial results by business locations. Disaggregated information of revenues by geographic locations are as follows:

	For the six months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2024
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Mainland PRC revenues	253,706,643	239,512,194	33,607,255
Hong Kong revenues	-	31,038,985	4,355,250
International revenues	9,935,513	19,890,692	2,790,971
Total revenues	263,642,156	290,441,871	40,753,476

Note 18 — Subsequent events

The Company evaluated all events and transactions that occurred after June 30, 2024 up through the date the Company issued these unaudited interim condensed consolidated financial statements.

Issuance Up to $30,000,000 Unsecured Convertible Promissory Notes

On August 1, 2024, the Company entered into Convertible Note Purchase Agreements (“Purchase Agreements”) with certain investors (the “Investors”). On August 2, 2024, the Company issued to each Investor an Unsecured Convertible Promissory Note (the “Notes”) pursuant to the relevant Purchase Agreements. The aggregate original principal amount of the Notes is $30,000,000. Please refer to 6-K dated August 2, 2024.

Receipt of Minimum Bid Price Notice from Nasdaq

The Company has received written notification from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated September 23, 2024, indicating that for the last 31 consecutive business days, the closing bid price for the Company’s security was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Nasdaq notification letter has no current effect on the listing or trading of the Company’s securities on the Nasdaq Capital Market. Please refer to 6-K dated September 23, 2024.